Exhibit 99.1

N E W S   R E L E A S E

Board of Directors

The Board of Gallaher Group Plc announces the appointment of two directors to the Board with effect from 1st January 2003.

Nigel Dunlop, currently in charge of Group Operations, will join the Board as Group Operations Director and Alison Carnwath will join the Board as a non-executive Director.

Peter Wilson, Chairman, said: “I am delighted with these two new appointments to the Board.

“Nigel’s 22 years of experience across Gallaher’s operations will prove immensely valuable to the further progress of the Group.

“My fellow directors and I also look forward to benefiting from Alison’s extensive experience, both as an executive director and through her current portfolio of business interests.”.

Nigel Northridge, Chief Executive, said: “I welcome Nigel and Alison to the Board, and I look forward to the contributions that they will make to Gallaher’s continued success.”.

13th December 2002

For further information, contact:

Claire Jenkins – Director, Investor Relations	Tel:	01932 859 777

Anthony Cardew – Cardew & Co.	Tel:	020 7 930 0777

Notes to Editors

–	Nigel Dunlop (aged 46) joined Gallaher as a management trainee in 1980. Following time spent in production, sales, marketing and distribution, he held a series of production and factory management posts (from 1982 to 1991) before being appointed Head of Cigar Division in 1991. During the period he held this position, Mr Dunlop was responsible for implementing major investment and rationalisation (concentrating three sites into one), achieving significant cost, quality and productivity improvements.

Mr Dunlop was appointed Head of Manufacturing, moving to Northern Ireland, in 1997, with responsibility for all three UK manufacturing divisions. During his time in this position, Mr Dunlop was responsible for the UK cigarette rationalisation programme into Lisnafillan, which was completed ahead of plan.

Mr Dunlop was appointed to Gallaher’s Management Committee in January 2000 and Director, Group Operations in June 2002.

–	Alison Carnwath (aged 49) began her career in 1975 at Peat Marwick Mitchell where she qualified as an accountant. In 1980, she moved to join the newly formed investment banking business at Lloyds Bank International.

In 1983, Mrs Carnwath joined the corporate finance division of J. Henry Schroder Wagg & Co. During her time in this role, she acted for a number of major corporate clients including HSBC, Hanson and British Aerospace.

Mrs Carnwath moved to New York in 1987, following Schroder’s purchase of Wertheim. She returned to London in 1988, to become the first female Director of J. Henry Schroder Wagg & Co.

In 1993, Mrs Carnwath joined Phoenix Securities where she accelerated the development of the corporate advisory business. Upon the sale of Phoenix Securities in 1997, Mrs Carnwath joined Donaldson, Lufkin & Jenrette to work in their mergers and acquisitions department in New York.

Mrs Carnwath resigned from Donaldson, Lufkin & Jenrette in 2000 in order to pursue a portfolio career. Mrs Carnwath was appointed non-executive Chairman of The Vitec Group plc in 2001. In addition, she is currently a non-executive Director of a range of companies, including Man Group plc, ISIS Equity Partners plc and Nationwide Building Society.

–	Chris Fielden, formerly Group Legal Director, retired from the Board on 30th November 2002. Heinz Schiendl, Commercial Director – Continental Europe, will retire from the Board on 31st December 2002.

–	Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Estonia, Germany, Greece, Hungary, Kazakhstan, the Republic of Ireland, Russia, Sweden and the UK. Gallaher’s comprehensive brand portfolio includes Benson and Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Prima, LD, Memphis, Milde Sorte, Right, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.

The Group employs around 10,000 people, with manufacturing plants in the UK, Russia, the Republic of Ireland, Kazakhstan, Austria, Sweden and Ukraine. Gallaher’s shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

Further information on Gallaher is available on the Company’s website: www.gallaher-group.com

Information required on the Appointment of a New Director

Nigel Dunlop

1)	Details of all directorships held by the Director in any other publicly quoted company and the names of all companies and partnerships of which such person has been a director or partner at any time in the previous five years.

Northern Ireland Management Council Limited (resigned 03.02)

2)	Details of any: unspent convictions in relation to indictable offences; bankruptcies or individual voluntary arrangements; receiverships, compulsory liquidations, creditors’ voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangements with its creditors generally or any class of its creditors of any company where such person was a director with an executive function at the time of or within 12 months preceding such events; compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where such person was a partner at the time of or within the 12 months preceding such events; receiverships of any asset of such person or of a partnership of which the person was a partner at the time of or within the 12 months preceding such event; and, public criticisms of such person by statutory or regulatory authorities (including recognised professional bodies) and whether such person has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

None

3)	Details of any actual or beneficial interest in Gallaher Group Plc and/or any of its associated companies.

Mr Dunlop and his spouse hold 14,533 Ordinary shares in Gallaher Group Plc. In addition, Mr Dunlop participates in various share schemes. These are outlined below.

Long-Term Incentive Plans:

Performance Share Plan 2000-2002 – maximum contingent award 19,032 shares due March 2003.

Deferred Bonus Plan 2001-2003 – maximum contingent award 3,537 shares due March 2004.

Performance Share Plan 2001-2003 – maximum contingent award 11,887 shares due March 2004.

Deferred Bonus Plan 2002–2004 – maximum contingent award 2,329 shares due March 2005.

Performance Share Plan 2002–2004 – maximum contingent award 18,527 shares due March 2005.

Sharesave:

3,261 options at £2.97, vesting between 1 Dec 2003 and 31 May 2004.

Sharepurchase:

Participation at rate of £125 per month.

Information required on the Appointment of a New Director

Alison Carnwath

1)	Details of all directorships held by the Director in any other publicly quoted company and the names of all companies and partnerships of which such person has been a director or partner at any time in the previous five years.

Current Directorships:

Director – Glas Cymru Cyfngedig (current)
Director – ISIS Equity Partners plc (current)
Director – Man Group plc (current)
Director – Nationwide Building Society (current)
Director – Opera Circus Limited (current)
Director – Tresises (Printers) Limited (current)
Director – The Vitec Group plc (current)

Directorships held within the last five years:

Director – Arcadia Group plc (resigned 10.02)
Director – QA Group Plc (resigned 09.02)
Director – Les Routiers Plc (Resigned 06.02)
Director – DLJ Investment Partners Limited (resigned 10.01)
Director – MyWapWorld (resigned 10.00)
Director – National Power plc (resigned 10.00)
Director – The Phoenix Partnership (resigned 04.00)
Director – Sears Plc (resigned 01.99)

2)	Details of any: unspent convictions in relation to indictable offences; bankruptcies or individual voluntary arrangements; receiverships, compulsory liquidations, creditors’ voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangements with its creditors generally or any class of its creditors of any company where such person was a director with an executive function at the time of or within 12 months preceding such events; compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where such person was a partner at the time of or within the 12 months preceding such events; receiverships of any asset of such person or of a partnership of which the person was a partner at the time of or within the 12 months preceding such event; and, public criticisms of such person by statutory or regulatory authorities (including recognised professional bodies) and whether such person has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

Mrs Carnwath was a Director of MyWapWorld between 1999 and October 2000. The Company was placed in voluntary liquidation in August 2001.

3)	Details of any actual or beneficial interest in Gallaher Group Plc and/or any of its associated companies.

None